UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 8 )1

LANDRY=S RESTAURANTS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

51508L 10 3
(CUSIP Number)

Tilman J. Fertitta
1510 West Loop South
Houston, Texas  77027
(713) 850-1010
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

April 4, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 51508L 10 3

1	NAME OF REPORTING PERSON Tilman J. Fertitta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,631,481 (1) (2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,631,481 (1) (2)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,631,481 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.9% (See Item 5)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 900,000 shares subject to options that have not been exercised by Tilman J. Fertitta but which are immediately exercisable or will become exercisable within 60 days of the date hereof.

(2)
Includes 500,000 shares of restricted Common Stock which vest 10 years from the effective date of grant and an additional 275,000 shares of restricted Common Stock which vest 7 years from the effective date of grant.

CUSIP NO. 51508L 10 3

AMENDMENT NO. 8 TO SCHEDULE 13D

This Amendment No. 8 amends and supplements the statement on Schedule 13D, as most recently amended by Amendment No. 7 dated January 30, 2008, filed by Tilman J. Fertitta (“Fertitta”) with respect to the Common Stock, par value $.01 per share (ACommon Stock@), of Landry=s Restaurants, Inc. (ALandry=s@).  Such Schedule 13D is hereby amended to add or revise information only to the items indicated.

ITEM 4.                 PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

On April 4, 2008, Fertitta revised his offer to acquire all of the outstanding shares of Common Stock to a cash purchase price of $21.00 per share as set forth in a letter submitted by Fertitta to the Special Committee of Landry’s Board of Directors, a copy of which is attached hereto as Exhibit  99.1 and incorporated herein by reference.

ITEM 5.                 INTEREST IN SECURITIES OF THE ISSUER.

Paragraph (a) of Item 5 is hereby amended as follows:

(a)           AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

Fertitta is the direct beneficial owner of (i) 4,956,481 shares of Common Stock, (ii) options to acquire an additional 900,000 shares of Common Stock which are immediately exercisable or will become exercisable within 60 days of the date hereof and (iii) 775,000 shares of restricted Common Stock, 500,000 shares of which vest 10 years from the effective date of grant and 275,000 shares of which vest 7 years from the effective date of grant, representing in the aggregate approximately 38.9% of the shares of Common Stock outstanding (based on 16,144,546 shares of Common Stock outstanding as of March 6, 2008, as reported in Landry’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2008). Fertitta has not entered into any transactions in the shares of Common Stock during the past 60 days.

ITEM 7.                 MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following exhibit:

99.1           Letter from Fertitta to the Special Committee of Landry’s Board of Directors dated April 4, 2008.

CUSIP NO. 51508L 10 3

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2008
(Date)

/s/ Tilman J. Fertitta
(Signature)